FINANCIAL HIGHLIGHTS

Consolidated Statements of Income (in thousands, except per share data):

	For the Year Ended December 31,	
	2007	**2006**
Operating Revenue	$ 363,227	$ 303,090
Operating Expenses:		
Direct cost	305,610	276,827
Selling, general and administrative	34,774	29,884
Total operating expenses	340,384	306,711
Operating income (loss)	22,843	(3,621)
Other Income (Expense):		
Other income	344	633
Interest (loss) income (expense), net	(2,514)	(1,312)
Income before Provision for Income Taxes	20,673	(4,300)
Provision for Income Taxes	8,209	(814)
Net Income (loss)	$ 12,464	$ (3,486)
Net Income (loss) Per Common Share:		
Basic	$ 0.46	$ (0.13)
Diluted	$ 0.45	$ (0.13)
Weighted Average Shares Used in Computing Net Income Per Share:		
Basic	26,916	26,538
Diluted	27,435	26,538

Selected Balance Sheet Information (in thousands):

	As of			
	Dec. 31, 2007		Dec. 31, 2006	
Cash	$	908	$	1,403
Working capital		42,915		35,187
Property and equipment, net		6,472		8,725
Total assets		119,590		106,227
Long-term debt, net of current portion		29,318		27,162
Stockholders' equity		55,797		40,862

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XBRL report	eng-20071231.xml
XBRL taxonomy schema	eng-20071231.xsd
XBRL taxonomy linkbase	eng-20071231_pre.xml
XBRL taxonomy linkbase	eng-20071231_lab.xml
XBRL taxonomy linkbase	eng-20071231_cal.xml